SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 001-14491

TELE CELULAR SUL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE CELLULAR SUL HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Filer : Tele Celular Sul Participações S.A Proposed merger with Tele Nordeste Celular Participações S.A. Registration No. 333-116330

Legend

In connection with this proposed transaction, Tele Celular Participações S.A. (TSU) has filed relevant materials with the SEC, including TSU’s registration statement containing a preliminary prospectus, which was filed on June 9, 2004. The definitive prospectus will be sent to holders of Tele Nordeste Celular Participações S.A.’s (TND) preferred shares and ADRs when it becomes available. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY PROSPECTUS ON FILE WITH THE SEC, THE DEFINITIVE PROSPECTUS WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED BY TSU OR TND, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the preliminary prospectus and the definitive prospectus (when it becomes available) and other documents filed by TSU and TND with the SEC for free at the SEC’s web site at www.sec.gov. The preliminary prospectus and the definitive prospectus (when it becomes available), and the other documents filed by TSU, may also be obtained free from TSU by calling + 55 41 9913-0426.

July 12th, 2004

Board of Directors
Tele Nordeste Celular Participacoes S.A.
Av. Ayrton Senna da Silva, 1633 – Jaboatao, PE

Members of the Board:

We understand that Tele Nordeste Celular Participacoes S.A. (“TND”) and Tele Celular Sul Participacoes S.A. (“TSU”) have entered into an Agreement and Justification of Merger, dated May 31st, 2004 (the “Merger Agreement”), which provides, among other things, for the Merger of TND into TSU. Pursuant to the Merger, each outstanding common and preferred share of TND (collectively, the “TND Shares”), other than Shares as to which withdrawal rights will be permitted pursuant to the terms of the Merger agreement and in accordance with applicable laws, will be converted into the right to receive 0.9261 common and preferred TSU Shares, respectively (collectively, the “TSU Shares”). In addition, each of the outstanding American Depositary Shares of TND (the “TND ADSs”) will be converted into the right to receive 1.8522 American Depositary Shares of TSU (the “TSU ADSs”). The TSU Shares and the TSU ADSs to be issued pursuant to the Merger shall be collectively referred to as the “Merger Consideration”. The terms and conditions of the share exchange mechanism and of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Merger Consideration to be received by holders of TND Shares and TND ADSs in the aggregate is fair from a financial point of view to such holders. For purposes of the opinion set forth herein, we have:

a)	reviewed certain publicly available financial statements and other information of TND and TSU;
b)	reviewed certain internal financial statements and other financial and operating data concerning TND and TSU prepared by the management of TND and TSU, respectively;
c)	reviewed certain financial projections prepared by the management of TND and TSU;
d)	discussed with TND management the terms and conditions of the Merger and the prospects of the combined company;
e)	reviewed the reported prices and trading activity for the TND Shares, the TND ADSs, the TSU Shares and the TSU ADSs;
f)

compared the financial performance of TND and TSU and the prices and trading activity of the the TND Shares, the TND ADSs, the TSU Shares and the TSU ADSs with that of certain other comparable publicly-traded companies and their securities;

g)	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;
h)	reviewed the Merger Agreement;
i)

had access to the results of the work conducted by ABN AMRO Bank, specifically to the Laudo de Avaliação dated May 20th, 2004, which served as basis for the Board of Directors of TND and TSU to determine the Merger Consideration; and

j)	considered such other factors and performed such other analysis as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of TND and TSU. We have not made any independent valuation or appraisal of the assets or liabilities of TND and TSU nor have we been furnished with any such appraisals, other than as described above. We have assumed that the Merger will be consummated in accordance to the terms set forth in the Merger Agreement. For purposes of our analysis you have not asked us to consider, and we have not considered, any strategic, financial or operational benefits anticipated from the Merger. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

We have been retained to provide this fairness opinion to the Board of Directors of TND in connection with this transaction and as a result we have not participated in any negotiations regarding the Merger and were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction involving TND. In connection with our engagement we will receive a fee for the delivery of this opinion. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for an affiliate of TND and TSU and have received fees for the rendering of these services.

It is understood that this letter is for the information of the Board of Directors of TND and may not be used for any other purpose without our prior written consent except that a copy of this opinion may be included in its entirety in any filing made by TND in respect of the transaction with the U.S. Securities and Exchange Commission and the Brazilian Comissão de Valores Mobiliários. In connection with delivering this opinion, we have not considered the fairness of the Merger Consideration to be received among holders of classes of TND securities relative to other classes of TND securities. In addition, this opinion does not in any manner address the prices at which the TSU Shares or TSU ADSs will trade following consummation of the Merger or at any other time, and Morgan Stanley expresses no opinion or recommendation as to how the holders of TND Shares or TND ADSs should vote at the shareholders’ meetings held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Merger Consideration to be received by holders of TND Shares and TND ADSs in the aggregate pursuant to the Merger Agreement is fair from a financial point of view to such holders.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	_________________________
Guillermo Jasson
Managing Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE CELULAR SUL PARTICIPACTES, S.A.

Date: July 23, 2004	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer